DuPont Canada Acquisition of Liqui-Box Corporation gets Shareholder Approval

Mississauga, Ontario (May 28, 2002) --- DuPont Canada Inc. (TSE: DUP.A) and Liqui-Box Corporation (NASDAQ: LIQB) announced today that Liqui-Box shareholders voted in favor of the previously announced proposal whereby DuPont Canada's wholly-owned subsidiary, Enhance Packaging Technologies Inc. will acquire all of the outstanding common shares of Liqui-Box. Under the terms of the Agreement and Plan of Merger, which was approved today at a special meeting of Liqui-Box shareholders held in Columbus, Ohio, shareholders will be entitled to receive a cash payment of US$67 per share. As all regulatory consents have been obtained, the merger is expected to be completed on May 31, 2002.

Liqui-Box is a leading manufacturer of packaging systems for pumpable food products for institutional applications. Upon completion of the merger, the combined businesses of Liqui-Box and Enhance will operate as Liqui-Box, a DuPont Canada company. The combined business will offer complete turnkey systems for the aseptic and refrigerated liquid packaging of beverages, dairy products or pumpable foods, in retail as well as institutional applications, anywhere in the world. Ash Sahi, Enhance's President and CEO, will lead the unit, which has operations in North America, South America, Europe and Asia and more than 1,000 employees. Liqui-Box will no longer have a NASDAQ listing.

This acquisition is expected to contribute to DuPont Canada's earnings in the first 12 months of combined operations.

About DuPont Canada Inc.:
DuPont Canada Inc. is a diversified science company, serving customers across Ontario, Canada, and in more than 40 other countries. Headquartered in Mississauga, the company operates manufacturing facilities at seven sites in Canada and one in France, with more than 3,300 employees. For more information about DuPont Canada, please visit the company's website at http://www.dupont.ca.

About Enhance Packaging Technologies Inc.:
Based in Whitby, Ontario, Canada, Enhance Packaging Technologies Inc., which includes Prepac of France, supplies films and systems to a wide range of customers including dairies, drink beverage producers, food producers, film converters and industrial customers in 30 countries. Brands include Enhance® flexible packaging systems, SclairFilm® polyethylene films, Dartek® nylon films and Vexar® netting. Enhance is also the Canadian master distributor of Mylar® polyester films. Recognized for its technological leadership, breadth of product offerings and superior quality and service, Enhance is committed to helping its customers succeed.

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Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

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For additional information, please contact:

Investors:
Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821- 5320

Media:
Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623